SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*
LOOPNET, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
543524 30 0

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543524 30 0	13G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSON Brentwood Associates IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		141,973 shares of common stock[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,973 shares of common stock[1]

WITH	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,973 shares of common stock[1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.4% of shares of outstanding common stock[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1Brentwood Associates IX, L.P. holds directly 141,973 shares of common stock of the Issuer. Brentwood IX Ventures, L.L.C. is the general partner of Brentwood Associates IX, L.P.

CUSIP No.	543524 30 0	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSON Brentwood IX Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		141,973 shares of common stock[2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,973 shares of common stock[2]

WITH	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,973 shares of common stock[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.4%of shares of outstanding common stock[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
2 Brentwood IX Ventures, L.L.C. is the general partner of Brentwood Associates IX, L.P., which holds directly 141,973 shares of common stock of the Issuer.

ITEM 1(a) NAME OF ISSUER:
LoopNet, Inc.
ITEM 1(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
185 Berry Street, Suite 4000, San Francisco, CA 94107
ITEM 2(a) NAME OF PERSONS FILING:
Brentwood Associates IX, L.P.
Brentwood IX Ventures, L.L.C.
The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 12, 2008 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.
ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025
ITEM 2(c) CITIZENSHIP:
Delaware
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e) CUSIP NUMBER:
543524 30 0

ITEM 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
N/A
ITEM 4 OWNERSHIP.
(a) Amount Beneficially Owned:
Brentwood Associates IX, L.P.: 141,973 (see cover page) Brentwood IX Ventures, L.L.C.: 141,973 (see cover page)

(b) Percent of Class:
Brentwood Associates IX, L.P.: 0.4% (see cover page) Brentwood IX Ventures, L.L.C.: 0.4% (see cover page)
(c) Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Brentwood Associates IX, L.P.: 141,973 (see cover page) Brentwood IX Ventures, L.L.C.: 141,973 (see cover page)

(ii)	shared power to vote or direct the vote: N/A

(iii)	sole power to dispose or to direct the disposition of:

Brentwood Associates IX, L.P.: 141,973 (see cover page) Brentwood IX Ventures, L.L.C.: 141,973 (see cover page)

(iv)	shared power to dispose or to direct the disposition of: N/A
ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
The general partner of Brentwood Associates IX, L.P. is Brentwood IX Ventures, L.L.C., a Delaware limited partnership, which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates IX, L.P.
Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Brentwood IX Ventures, L.L.C. disclaims beneficial ownership of the securities described herein for any other purpose.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
N/A
ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
N/A
ITEM 10 CERTIFICATIONS.
N/A

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
DATE: February 12, 2008

BRENTWOOD ASSOCIATES IX, L.P.,
a Delaware limited partnership

By:	Brentwood IX Ventures, L.L.C.,
a Delaware limited liability company
	Its:	General Partner

	By:	/s/ G. Bradford Jones G. Bradford Jones
Managing Member

BRENTWOOD IX VENTURES, L.L.C.,
a Delaware limited liability company

By:	/s/ G. Bradford Jones

G. Bradford Jones
Managing Member

EXHIBIT I
JOINT FILING AGREEMENT
Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly on behalf of each of them pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.
DATE: February 12, 2008

BRENTWOOD ASSOCIATES IX, L.P.,
a Delaware limited partnership

By:	Brentwood IX Ventures, L.L.C.,
a Delaware limited liability company
	Its:	General Partner

	By:	/s/ G. Bradford Jones
G. Bradford Jones
Managing Member

BRENTWOOD IX VENTURES, L.L.C.,
a Delaware limited liability company

By:	/s/ G. Bradford Jones

G. Bradford Jones
Managing Member